Exhibit 3.1

EIGHTH AMENDMENT TO THE

RESTATED ARTICLES OF INCORPORATION

OF

HOME BANCSHARES, INC.

Pursuant to the Arkansas Business Corporation Act of 1987, as amended, Home BancShares, Inc. (the “Corporation”) does hereby adopt the following articles of amendment to its Restated Articles of Incorporation, dated March 12, 1999, as previously amended on October 23, 2003, March 9, 2005, April 18, 2005, May 9, 2007, January 9, 2009, January 13, 2009, and April 18, 2013:

1. The first sentence of the first paragraph of Article THIRD is hereby amended in its entirety to read as follows:

THIRD: The authorized capital stock (the “Capital Stock”) of this Corporation shall be 200,000,000 shares of voting common stock (the “Common Stock”) having a par value of $0.01 per share, and 5,500,000 shares of $0.01 par value preferred stock (the “Preferred Stock”).

EXECUTED this 21st day of April, 2016.

/s/ Holly McKenna
Holly McKenna, Secretary